Filed by Tiga Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiga Acquisition Corp.
Commission File No. 001-39714
Date: September 13, 2022

The Information: Can Grindr’s New CEO Sell the Gay Sex App to Wall Street?

By Cory Weinberg

September 13, 2022

George Arison begins conversations about Grindr with euphemisms. While gay men largely use the app to find potential nearby sexual partners, Arison—who was announced as Grindr’s new CEO Tuesday—prefers to say that people use the app for “casual dating” and “casual encounters.” In fact, Arison says the business’ potential is more like a “social network than a dating app.”

Arison needs Wall Street to find Grindr palatable. The West Hollywood, Calif.–based firm is preparing to go public in a deal that would value it at $2 billion, more than three times what it was worth when an investment firm controlled by investor Raymond Zage acquired it two years ago. By some measures that valuation is also well above where comparable companies like Bumble and Match currently trade. And Grindr is hoping to go public at a time when few companies are doing so, given the recent stock market sell-off. Even fewer are merging with a special acquisition acquisition company, as Grindr is.

The high stakes may be why he is dancing around the obvious source of the app’s allure—and healthy profits—over its 13-year history. “Will there be some investors who have discomfort with parts of what Grindr is? I’m sure there are,” he says. “There’ll be work to do, but I’m not worried about that.”

THE TAKEAWAY

Grindr, the well-known app for gay hookups, is preparing to go public in a SPAC deal that would value it at $2 billion. The firm’s new CEO hopes it can overcome market doldrums by demonstrating profitable growth and painting a broader vision for the product without changing much.

He has a lot to worry about. The company expects to complete its listing in November with Tiga Acquisition Corp., assuming regulators approve the deal. But investor enthusiasm for SPAC deals has disappeared over the past 12 months, and the vast majority of firms that merged with SPACs this year are trading below their opening share price. In fact, one company that has floundered is the firm Arison just exited as CEO, Shift Technologies, which merged with a SPAC two years ago.

What might help Grindr rise above the fray is that the company churns out profits. Grindr booked $24 million in operating profits last year on $146 million in revenue, mostly from subscriptions users can buy to see more nearby profiles, unsend messages and see who viewed their profiles. It spends almost no money on marketing.

A successful public listing would help cement a feat of financial engineering by Zage, a former Goldman Sachs executive and hedge fund manager. His investment firm, San Vicente Holdings, scooped up Grindr for just $600 million two years ago from Chinese gaming firm Kunlun when the Trump administration forced it to sell the app. At the same time, he put together the SPAC that is now proposing to merge with Grindr.

Juicing potential returns even more, the SPAC’s leaders, which include Zage, paid just $25,000 between them for “founder shares” in Grindr. Those shares would now be worth more than $70 million at the $2 billion valuation the company is hoping to get.

Arison’s Vision

To reach that $2 billion mark, Arison is trying to sell his vision of Grindr as an app that helps gay people make friends, swap travel tips and find deeper relationships. He said he admires the broader story that executives at women-focused dating app Bumble have told about their business since it went public last year. Bumble’s stock is trading about 33% below its initial public offering price, however, reflecting the broad-based sell-off of the past 12 months.

Grindr would be one of the few companies with an exclusively gay, bisexual and transgender customer base to go public. Arison, a gay 44 year-old based in Palo Alto, Calif., uses this fact as a shield against criticism. “There’s a little bit of homophobia in the assumption that Grindr is just a hookup app. People don’t describe Tinder just as a hookup app,” he said. “It’s not just about hookups, or not just about sex, but there’s so much more that’s going on.”

Grindr, now 13 years old, has retained a distinctive look and features over the years. Instead of swiping through profiles as on Tinder, Hinge and Bumble, on Grindr users scroll through a grid of digital photos for other users nearby, with physical statistics and body type descriptions prominently displayed. Some Grindr users regularly send illicit photos of themselves to others without asking first.

The app has 11 million monthly active users who spend more than an hour on Grindr on average every day—three to four times as long as users stay on Tinder or Bumble, the company boasts in an investor deck. One reason for that engagement is that Grindr users only remain visible on the app’s photo grid for an hour after they close the app.

Arison, who immigrated to the U.S. as a teenager from the European country of Georgia, said he used Grindr before he got married three years ago. He said he met a few of his closest friends through the app. He doesn’t want to change its signature features. “It is one of the most amazing products ever built. So we are keeping it as it is,” he said.

But he thinks Grindr can make more money off its user base with more subscription options and more direct ad sales. The company said in a regulatory filing it expects to grow revenue 41% this year. Revenue declined during the pandemic and following the last ownership change, although it bounced back with 40% growth last year.

Eventually, Grindr may try to appeal to a wider swath of lesbian, gay, bisexual, transgender and queer users, not just gay men. “Travel would be a good vertical for us,” he said, adding that people set their locations to other cities where they might ask locals for things to do when traveling there.

Low Costs

Grindr is likely to hit the public markets with far less cash on its balance sheet than is typical for a newly public firm. Assuming few shareholders in the SPAC redeem their money, the deal will only add $15 million to its balance sheet. That’s because most of the cash in the SPAC will go toward paying off Grindr’s $200 million in debt, put on the balance sheet by Zage when he bought the company. It will have about $50 million in cash overall, about 60% less than Bumble had after it went public.

If lots of SPAC shareholders redeem their cash, as is common in SPAC deals, that would leave Grindr with some debt. But Arison points to Grindr’s profitability as setting it apart from other companies. It had far more operating cash flow at the end of last year—$34 million—than Bumble did the year before it went public.

“We’re very used to a world in Silicon Valley where these companies raise a ton of money because they burn so much money. I’ve run a company that way, but I think Grindr is a different type of business,” Arison said. “Our growth is going to continue to be profitable growth.”

Grindr’s costs are relatively low. The company has more than 170 employees. A new executive team installed two years ago, led by Silicon Valley veterans Jeff Bonforte and Rick Marini, hired many of those staffers. Arison said he doesn’t need to add significantly to head count to achieve his growth goals.

The app’s solid profit margins could help Grindr avoid investors’ dourness toward companies that merge with SPACs. Just nine out of 55 companies that merged with SPACs this year are trading above their opening price, according to an analysis by The Information of the SPAC Track database.

Grindr’s proposed valuation, however, may be too ambitious. It would value Grindr based on 10 times forecast 2022 revenue, about double the forward revenue multiple for Bumble and Match Group, which owns Tinder and Hinge. Grindr’s operating margin last year exceeded Bumble’s, which was negative, but was less than Match’s.

Investors will also have to bless an unusual governance arrangement in which the owner of a firm targeted by the SPAC is also sponsoring the shell company itself. Grindr disclosed the conflict of interest in its regulatory filing, saying that Zage may be “incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate.” (Arison said Zage plans to remain invested in Grindr long term.)

The public listing will also put the negative aspects of Grindr’s app more firmly in the spotlight.

A 2018 survey by the Center for Humane Technology, a nonprofit founded by former Google design ethicist Tristan Harris, found that more than three-quarters of Grindr users were unhappy after using the app, a higher proportion than for any other app users surveyed. Complaints that the app hasn’t done enough to quelch racism, transphobia and violent crime by its users have been rampant over the years.

Jeff Bonforte, a former Yahoo executive, was Grindr’s CEO the past two years. He said his team swapped out 90% of the employee base and improved its technology so the app would crash less and could flag more instances of harassment. He had to ensure the app was compliant with European privacy rules after it was fined $7 million last year.

Bonforte, who is straight, said Arison made sense as the new CEO because of his public company experience and because he is gay. Bonforte said the app can be used to build broader community among gay users, but it doesn’t want to run away from sex.

“We have an entire sales presentation that says the only difference between us than any other dating service is the gay sex part,” Bonforte said. “So if you’re advertising with someone else, and you’re not advertising with us, what’s the hang-up?”

About Grindr

With roughly 11 million monthly active users in virtually every country in the world in 2021, Grindr has grown to become a fundamental part of the queer community since its launch in 2009. The company continues to expand its ecosystem to enable gay, bi, trans, and queer people to connect, express themselves, and discover the world around them. Grindr is headquartered in West Hollywood, California. The Grindr app is available on the App Store and Google Play.

Forward Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Grindr’s possible or assumed future results of operations, business strategies, competitive position, industry environment, and potential growth opportunities, including any potential benefits that may be realized as a result of new members of management. These forward-looking statements are based on Grindr’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning  future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose”  and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Grindr’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the inability to complete the proposed business combination due to the failure to obtain shareholder approval or other conditions to closing; (b) the risk that the proposed business combination disrupts current plans and operations of Grindr; (c) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (d) costs related to the proposed business combination; (d) changes in applicable laws or regulations; (e) the possibility that Grindr may be adversely affected by other economic, business and/or competitive factors; and (f) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents filed by Tiga Acquisition Corp. (NYSE: TINV) from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Grindr undertakes no obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities,  or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in  which such offer, solicitation or sale would be unlawful prior to registration or qualification under the  securities laws of any such jurisdiction.

For more information please contact:

For Grindr Communications and Investor Relations:

Patrick Lenihan
Patrick.Lenihan@grindr.com

Investors:

Ellipsis
Jeff Majtyka
IR@grindr.com

Media:

TrailRunner International
Lexi Schuchert
Press@grindr.com